UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016

Commission File Number: 1-9059

Barrick Gold Corporation

(Registrant’s name)

Brookfield Place, TD Canada Trust Tower, Suite 3700

161 Bay Street, P.O. Box 212

Toronto, Ontario M5J 2S1 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3 (File No. 333-206417) filed with the SEC on August 14, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARRICK GOLD CORPORATION
Date: February 18, 2016	By:		/s/ Richie Haddock

		Name:	Richie Haddock
		Title:	Senior Vice President and
General Counsel

EXHIBIT

Exhibit	Description of Exhibit

99.1	Barrick Gold Corporation Fourth Quarter and Year-End Report for 2015, including the Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards and the notes thereto as at and for the years ended December 31, 2015 and December 31, 2014 and Management’s Discussion and Analysis for the same periods.

99.2	Consent of PricewaterhouseCoopers LLP